Exhibit 15.1

April 27, 2012

Harvest Operations Corp.
2100, 330 – 5th Avenue SW
Calgary, Alberta
T2P 0L4

Attention:	Reserves Review Committee of the Board of Directors of
Harvest Operations Corp.

Re:	McDaniel & Associates – Report of Third Party for the Evaluation of Oil and
Gas Reserves attributed to selected Harvest Operations Corp.’s interests in
Western Canada

Ladies and Gentlemen:

Pursuant to your request, McDaniel & Associates Consultants Ltd. (“McDaniel”) has conducted an evaluation of Harvest Operations Corp. (“Harvest” or the “Company”) proved and probable crude oil, natural gas and natural gas products reserves for selected Harvest interests in Western Canada. The properties evaluated were indicated to include approximately 23 percent of the Company’s total proved interests in Canada and 10% of the Company’s total probable interests in Canada. Reserve estimates provided herein were prepared in support of the Company’s year-end reserve reporting requirements under the US Securities Regulation S-K and for other internal business and financial needs of the Company. Reserve volumes are estimated as at December 31, 2011. The completion date of our report is January 31, 2012.

The following table sets forth the proved and probable reserve estimates using constant prices and costs.

	Company Net Reserves
	Light/		Natural	Natural	Oil
	Medium Oil	Heavy Oil	Gas	Gas Liquids	Equivalent
Canada (Alberta, Saskatchewan)	Mbbl	Mbbl	MMcf	Mbbl	Mbbl

Proved Reserves
Developed producing	20,777	17,852	50,643	1,605	48,674
Developed non-producing	575	405	2,303	42	1,406
Undeveloped	1,984	1,145	2,744	112	3,698
Total proved	23,336	19,402	55,690	1,759	53,778

Probable Reserves
Developed	5,510	4,997	13,183	385	13,090
Undeveloped	3,967	2,507	4,378	183	7,386
Total probable	9,477	7,504	17,561	568	20,476

Note: Natural gas is converted to oil equivalent using a factor of 6,000 cubic feet of gas per one barrel of oil equivalent

Harvest Operations Corp. has indicated that these totals make up approximately 23 percent proved and 10 percent probable of their Canadian interests as of December 31, 2011. We express no opinion on the Company’s reserve volumes not evaluated by us.

Our evaluation was carried out in accordance with standards set out in the Canadian Oil and Gas Evaluation Handbook (the "COGE Handbook") with the necessary modifications to reflect definitions and standards under the U.S. Financial Accounting Standards Board policies (the “FASB Standards”) and the legal requirements under the U.S. Securities and Exchange Commission (“SEC requirements”).

Estimates of crude oil, natural gas and natural gas products should be regarded only as estimates that may change as further production history and additional information become available. Moreover, the methods and data used in estimating reserves are often necessarily indirect or analogical in character rather than direct or deductive. Furthermore, the persons involved in the preparation of reserves estimates and associated information are required, in applying geosciences, petroleum engineering and evaluation principles, to make numerous unbiased judgments based upon their educational background, professional training, and professional experience. The extent and significance of the judgments to be made are, in themselves, sufficient to render reserves estimates inherently imprecise. Reserves estimates may change substantially as additional data becomes available and as economic conditions impacting oil and gas prices and costs change. Reserves estimates will also change over time due to other factors such as knowledge and technology, fiscal and economic conditions, contractual, statutory and regulatory provisions.

Data used in this evaluation was obtained from reviews with Harvest personnel, reviews of Harvest files, from records on file with the appropriate regulatory agencies, and from public sources. In the preparation of this report we have relied, without independent verification, upon such information furnished by Harvest with respect to property interests, production from such properties, current costs of operation and development, prices for production, agreements relating to current and future operations and sale of production, and various other information and data that were accepted as represented. Furthermore, if in the course of our examination something came to our attention which brought into question the validity or sufficiency of any of such information or data, we did not rely on such information or data until we had satisfactorily resolved our questions relating thereto or had independently verified such information or data. A field examination of the properties was not considered necessary for the purposes of this report.

Harvest has warranted in a representation letter to us that, to the best of the Harvest’s knowledge and belief, all data furnished to us was accurate in all material respects, and no material data relevant to our evaluation was omitted.

In our opinion, estimates provided in our report have, in all material respects, been determined in accordance with the applicable industry standards, and results provided in our report and summarized herein are appropriate for inclusion in filings under Regulation S-K.

Methodology and Procedures

The process of estimating reserves requires complex judgments and decision-making based on available geological, geophysical, engineering and economic data. To estimate the economically recoverable crude oil, natural gas and natural gas products reserves and related future net cash flows, we consider many factors and make assumptions including:

  expected reservoir characteristics based on geological, geophysical and engineering assessments;
  future production rates based on historical performance and expected future operating and investment activities;
  future product prices adjusted for quality and transportation differentials based on historical data;
  future operating costs based on historical data;
  assumed effects of regulation by governmental agencies; and
  future development capital costs.

Our estimates are prepared using standard geological and engineering methods generally accepted by the petroleum industry, and the reserves definitions and standards required by the United States SEC. The methods we used for estimating reserves were volumetric calculations, material balance techniques, production and pressure decline curve analysis, analogy with similar reservoirs, and reservoir simulation. The method or combination of methods used is based on our professional judgment and experience. Estimates may change substantially as additional data from ongoing development activities and production performance becomes available and as economic conditions impacting oil and gas prices and costs change. The assumptions, data, methods, and procedures that McDaniel has used for the preparation of our report are appropriate for the purposes served by the report.

As required under SEC Regulation S-K, reserves are those quantities of oil and gas that are estimated to be economically producible under existing economic conditions. As specified, in determining economic production, constant product reference prices have been based on a 12-month average price, calculated as the unweighted arithmetic average of the first-day-of-the-month price for each month within the 12-month period prior to the effective date of our report. A summary of the product and reference prices are outlined below:

Table 2: Twelve month average SEC compliant constant pricing

Exchange Rate ($Cdn/$US)	1.016
WTI ($US/bbl)	96.19
Edmonton Light Crude ($Cdn/bbl)	97.30
Bow River at Hardisty ($Cdn/bbl)	79.82
Propane Edmonton ($Cdn/bbl)	56.83
Butane Edmonton ($Cdn/bbl)	77.17
Natural Gas Price at Henry Hub ($US/MMBtu)	4.18
AECO Spot Natural Gas Price ($Cdn/MMBtu)	3.75

Table 3: Average realized prices

Light/Medium Oil ($/bbl)	90.99
Heavy Oil ($/bbl)	73.44
Natural gas ($/mcf)	3.59
Natural gas liquids ($/bbl)	77.19

Generally, operations are subject to various levels of government controls and regulations. These laws and regulations may include matters relating to land tenure, drilling, production practices, environmental protection, marketing and pricing policies, royalties, various taxes and levies including income tax, and foreign trade and investment, that are subject to change from time to time. Current legislation is generally a matter of public record, and additional legislation or amendments that will affect reserves or when any such proposals, if enacted, might become effective generally cannot be predicted. Changes in government regulations could affect reserves or related economics. In the regions that are currently being evaluated we believe we have applied existing regulations appropriately.

In our opinion, the information relating to the estimated proved and probable reserves of crude oil, natural gas and natural gas products contained in this report has been prepared according to the definitions and disclosure guidelines required by the United States SEC contained in the Securities and Exchange Commission Title 17, Code of Federal Regulations, Modernization of Oil and Gas Reporting, released January 14, 2009 in the Federal Register (“SEC definitions”) and the Accounting Standards Update 2010-3 Amendments to Topic 932 (“ASU Topic 932”) published by the Financial Accounting Standards Board (“FASB”) in the FASB Accounting Standards Codification.

The results of our third party study, presented in report form herein, were prepared in accordance with the disclosure requirements set forth in the SEC regulations and intended for public disclosure as an exhibit in filings made with the SEC by Harvest. We hereby consent to the references to our name and our third party report as well as the filing of our third party report as an exhibit to Harvest’s annual report on Form 20-F for the fiscal year ended December 31, 2011.

Christopher Bradley Kowalski, P. Eng. was the technical person primarily responsible for overseeing the preparation of Harvest’s reserves estimates. His certification of qualification has been attached as an Appendix to this report. McDaniel is an independent petroleum engineering consulting firm that has been providing petroleum consulting services throughout the world for over 50 years. McDaniel does not have any financial interest, including stock ownership, in Harvest. Our fees were not contingent on the results of our evaluation. This letter report has been prepared at the request of Harvest and should not be used for purposes other than those for which it is intended. We reserve the right to revise any of the estimates provided herein if any relevant data existing prior to preparation of this report was not made available or if any data provided was found to be erroneous.

If there are any questions, please contact the writer directly at (403) 218-1383.

Sincerely,

McDANIEL & ASSOCIATES
CONSULTANTS LTD.
APEGA PERMIT NUMBER: P3145

/s/ C. B. Kowalski, P. Eng.
C. B. Kowalski, P. Eng.

APPENDIX

CERTIFICATE OF QUALIFICATION

I, Christopher Bradley Kowalski, Petroleum Engineer of 2200, 255 - 5th Avenue, S.W., Calgary, Alberta, Canada hereby certify:

1.

That I am a Vice President of McDaniel & Associates Consultants Ltd., APEGGA Permit Number P3145, which Company did prepare, at the request of Harvest Operations Corp., the report entitled "Harvest Operations Corp., Evaluation of Oil and Gas Reserves, Based on Constant Prices and Costs, As of December 31, 2011", dated January 31, 2012 and that I was involved in the preparation of this report.

2.

That I attended the University of Calgary in the years 1986 to 1993 and that I graduated with a Bachelor of Science and Master of Science degrees in Chemical Engineering, that I am a registered Professional Engineer with the Association of Professional Engineers, Geologists & Geophysicists of Alberta; that I am a member of the Canadian Institute of Mining and Metallurgy and that I have in excess of seventeen years of experience in oil and gas reservoir studies and evaluations.

3.

That McDaniel & Associates Consultants Ltd., its officers or employees, have no direct or indirect interest, nor do they expect to receive any direct or indirect interest in any properties or securities of Harvest Operations Corp., any associate or affiliate thereof.

4.

That the aforementioned report was not based on a personal field examination of the properties in question, however, such an examination was not deemed necessary in view of the extent and accuracy of the information available on the properties in question.

“signed by C. B. Kowalski”
C. B. Kowalski, P. Eng.

Calgary, Alberta
Dated: January 31, 2012

CONSENT OF INDEPENDENT ENGINEERS

We hereby consent to the use and reference to our name and our report evaluating the petroleum and natural gas reserves of Harvest Operations Corp. as at December 31, 2011, and the information derived from our report, as described or incorporated by reference in the Annual Report of Harvest Operations Corp. on Form 20-F for the year ended December 31, 2011.

McDaniel & Associates Consultants Ltd.

/s/ C. B. Kowalski
C. B. Kowalski, P. Eng.
Vice President

Calgary, Alberta

Date: June 13, 2013

2200, Bow Valley Square 3, 255 - 5 Avenue SW, Calgary AB T2P 3G6 Tel: (403) 262-5506 Fax: (403) 233-2744 www.mcdan.com